UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.           )*

Mandalay Media, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

562565101

(CUSIP Number)

February 12, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Capital, L.P. (“Spark Capital”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,779,986 shares, except that Spark Management Partners, LLC (“Spark Management”), the general partner of Spark Capital, may be deemed to have sole power to vote these shares; Todd Dagres (“Dagres”), a managing member of Spark Management, may be deemed to have shared power to vote these shares; Santo Politi (“Politi”), a managing member of Spark Management, may be deemed to have shared power to vote these shares; Dennis A. Miller (“Miller”), a managing member of Spark Management, may be deemed to have shared power to vote these shares; Bijan R. Sabet (“Sabet”), a managing member of Spark Management, may be deemed to have shared power to vote these shares; and Paul J. Conway (“Conway”), a managing member of Spark Management, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
2,779,986 shares, except that Spark Management, general partner of Spark Capital, may be deemed to have sole power to dispose of these shares; Dagres, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,779,986

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.67%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Management Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,857,144 shares, except that Dagres, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to vote these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
2,857,144 shares, except that Dagres, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,857,114

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.92%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Member Fund, L.P. (“Spark Member Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
27,801 shares, except that Spark Management, general partner of Spark Member Fund, may be deemed to have sole power to vote these shares; Dagres, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to vote these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
27,801 shares, except that Spark Management, general partner of Spark Member Fund, may be deemed to have sole power to dispose of these shares; Dagres, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,801

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.09%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Capital Founders’ Fund, L.P. (“Spark Founders Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
49,357 shares, except that Spark Management, general partner of Spark Founders Fund, may be deemed to have sole power to vote these shares; Dagres, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to vote these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to vote these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5

7.

Sole Dispositive Power
49,357 shares, except that Spark Management, general partner of Spark Founders Fund, may be deemed to have sole power to dispose of these shares; Dagres, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Politi, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Miller, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; Sabet, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares; and Conway, a managing member of Spark Management, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,357

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.15%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Todd Dagres

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Dagres is a managing member of Spark Management, the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Dagres is a managing member of Spark Management, which is the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,857,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.92%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Santo Politi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Politi is a managing member of Spark Management, the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Politi is a managing member of Spark Management, which is the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,857,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.92%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dennis A. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Miller is a managing member of Spark Management, the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Miller is a managing member of Spark Management, which is the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,857,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.92%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bijan R. Sabet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Sabet is a managing member of Spark Management, the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Sabet is a managing member of Spark Management, which is the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,857,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.92%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Conway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Conway is a managing member of Spark Management, the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,857,144 shares, of which 2,779,986 shares are directly owned by Spark Capital; 27,801 shares are directly owned by Spark Member Fund; and 49,357 shares are directly owned by Spark Founders Fund.  Conway is a managing member of Spark Management, which is the general partner of Spark Capital, Spark Member Fund and Spark Founders Fund, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,857,144

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.92%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Mandalay Media, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2121 Avenue of the Stars, Suite 2550 Los Angeles, CA 90067

Item 2.
(a)

Name of Person Filing
Spark Capital, L.P. (“Spark Capital”), Spark Management Partners, LLC (“Spark Management”), Spark Member Fund, L.P. (“Spark Member Fund”), Spark Capital Founders’ Fund, L.P. (“Spark Founders Fund”), Todd Dagres (“Dagres”), Santo Politi (“Politi”), Dennis A. Miller (“Miller”), Bijan R. Sabet (“Sabet”) and Paul J. Conway (“Conway”)    The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Dagres, Politi, Miller, Sabet and Conway are the sole managing members of Spark Management, the sole general partner of each of Spark Capital, Spark Member Fund and Spark Founders Fund.  Each of Spark Member Fund and Spark Founders Fund invests alongside Spark Capital in investments made by Spark Capital.

	(b)	Address of Principal Business Office or, if none, Residence Spark Capital 137 Newbury Street Boston, MA 02116
(c)

Citizenship
Dagres, Politi, Miller, Sabet and Conway are United States citizens.  Spark Capital, Spark Member Fund and Spark Founders Fund are limited partnerships organized under the laws of the State of Delaware.  Spark Management is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
	(e)	CUSIP Number 562565101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 32,048,365 shares of Common Stock outstanding  as of February 12, 2008, as reported in the Issuer’s Current Report on Form 8-K dated as of February 12, 2008.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of February 12, 2008:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of Spark Capital, Spark Member Fund and Spark Founders Fund and the limited liability company agreement of Spark Management, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

CUSIP No: 562565101

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February     , 2008

SPARK CAPITAL, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK MANAGEMENT PARTNERS, LLC

By:	*
Managing Member

SPARK MEMBER FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK CAPITAL FOUNDERS’ FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

TODD DAGRES

By:	*
Todd Dagres

SANTO POLITI

By:	*
Santo Politi

CUSIP No: 562565101

DENNIS A. MILLER

By:	*
Dennis A. Miller

BIJAN R. SABET

By:	*
Bijan R. Sabet

PAUL J. CONWAY

By:	*
Paul J. Conway

*By:	/s/ Paul J. Conway
Name:	Paul J. Conway
Attorney-in-Fact

CUSIP No: 562565101

EXHIBIT I — AGREEMENT OF JOINT FILING

                Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Mandalay Media, Inc..

Dated February     , 2008

SPARK CAPITAL, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK MANAGEMENT PARTNERS, LLC

By:	*
Managing Member

SPARK MEMBER FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK CAPITAL FOUNDERS’ FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

TODD DAGRES

By:	*
Todd Dagres

SANTO POLITI

By:	*
Santo Politi

CUSIP No: 562565101

DENNIS A. MILLER

By:	*
Dennis A. Miller

BIJAN R. SABET

By:	*
Bijan R. Sabet

PAUL J. CONWAY

By:	*
Paul J. Conway

*By:	/s/ Paul J. Conway
Name:	Paul J. Conway
Attorney-in-Fact

CUSIP No: 562565101

EXHIBIT II — POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby constitute and appoint Paul Conway, with full power of substitution, as the Reporting Persons’ true and lawful attorney in fact to:

(1)           prepare, execute in the Reporting Persons’ names and on the Reporting Persons’ behalves, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the Reporting Persons to make electronic filings with the SEC of Reports required by Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

(2)           prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the SEC pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).;

(3)           do and perform any and all acts for and on behalf of the Reporting Persons which may be necessary or desirable to complete and execute any such Reports, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and any stock exchange or similar authority; and

(4)           take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney in fact, may be of benefit to, in the best interest of, or legally required by, the Reporting Persons, it being understood that the documents executed by such attorney in fact on behalf of the Reporting Persons pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney in fact may approve in such attorney in fact’s discretion.

The Reporting Persons hereby grant to such attorney in fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Reporting Persons might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney in fact, or such attorney in fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The Reporting Persons acknowledge that the foregoing attorney in fact, in serving in such capacity at the request of the Reporting Persons, is not assuming any of the Reporting Persons’ responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

This Power of Attorney with respect to each Reporting Person shall remain in full force and effect until such Reporting Person is no longer required to file any Reports with respect to the Reporting Persons’ ownership of, or transactions in, the securities of the Companies, unless earlier revoked in a signed writing delivered to the foregoing attorney in fact.

CUSIP No: 562565101

                IN WITNESS WHEREOF, the undersigned have caused this Power of Attorney to be executed as of this 19th day of February, 2008.

Spark Management Partners, LLC,
a Delaware Limited Liability Company

By:	/s/ Paul Conway
Paul Conway, Managing Member

Spark Capital, L.P.,
a Delaware Limited Partnership

By:	Spark Management Partners, LLC,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

Spark Capital Founder’s Fund,
a Delaware Limited Partnership

By:	Spark Management Partners, LLC,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

Spark Member Fund, L.P.,
a Delaware Limited Partnership

By:	Spark Management Partners, LLC,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Paul Conway
Paul Conway, Managing Member

By:	/s/ Santo Politi
Santo Politi

By:	/s/ Todd Dagres
Todd Dagres

By:	/s/ Bijan Sabet
Bijan Sabet

By:	/s/ Dennis Miller
Dennis Miller

By:	/s/ Paul Conway
Paul Conway